SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at April 18, 2005

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 18, 2005

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation
  1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.continentalminerals.com

DRILLING BEGINS AT XIETONGMEN COPPER-GOLD PROPERTY

April 18, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSXV: KMK; OTCBB: KMKLF) is pleased to announce that drilling has begun at the Xietongmen Copper-Gold Property. Continental can earn up to a 60% interest in the Xietongmen Property, located 240 kilometres southwest of Lhasa in Tibet, People's Republic of China ("PRC"), through investments in shares and exploration, as described in the Company's January 2005 news release.

The Xietongmen Property hosts disseminated and quartz-stockwork copper and gold mineralization, occurring within a four kilometre long alteration zone. Historically, this area has only been tested by two vertical diamond drill holes and a 200-metre long underground adit. These probes of the system encountered long continuous intervals of good grade, copper and gold mineralization. Intersections included 235 metres of 0.47% Cu and 0.58 g/t Au in drill hole ZK0301, 207 metres of 0.68% Cu and 1.43 g/t Au in drill hole ZK0701, and 76 metres of 1.23% Cu and 1.91 g/t Au in a cross-cut accessed by the adit. The alteration zone is open in all directions, indicating excellent potential to outline a high-grade porphyry-style mineral deposit.

The planned Phase 1 program encompasses 8,000 metres of drilling in approximately 26 holes. Three drills are currently operating, with potential to expand to four later in the program. Drilling is focused in an area measuring approximately 250 metres by 300 metres to infill between and step out from the high grade discovery drill holes and cross cut. Drill holes are planned at a 50 metre spacing to confirm the continuity of mineralization, structural controls and orientation. A more extensive second phase program, covering an area of 800 metres by 1000 metres, is expected to follow the Phase 1 program.

Mark Rebagliati, P.Eng., a Qualified Person as defined under NI 43-101, is supervising the drilling program. For further details on Continental Minerals Corporation, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.